EXHIBIT 99.1

April 15, 2013

Bezeq - The Israel Telecommunication Corp. Ltd.

Immediate Report – Withdrawal from a Class Action Against Bezeq - The Israel Telecommunication Corp. Ltd.

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the immediate reports of Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) dated September 12, 2012 regarding two claims and motions to approve them as class actions, that asserted that the Company does not send calling details with its phone bills, and further to the immediate report of the Company dated April 7, 2013 regarding the Court’s decision to approve the withdrawal of one of these claims, the Company announced that on April 14, 2013 the Court approved the withdrawal of the second claim. The Court approved the withdrawal pursuant to its assessment that the claim has low chances for success, if any.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.